EXHIBIT 12.01

Ratio Of Earnings To Fixed Charges

		Year ended
(In Thousands)	June 30, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Fixed Charges
Interest Expensed	$2,582	7,838	$—	$—	$—	$—
Interest Capitalized	—	—	—	—	—	—
Amortized Premiums	—	—	—	—	—	—
Amortized Discounts	—	—	—	—	—	—
Amortized of Fair Value of Derivative at Inception	—	—	—	—	—	—
Capitalized Expenses related to Indebtedness	—	—	—	—	—	—
Estimate of Interest within Rental Expense	1,293	2,482	1,760	1,386	2,006	1,853
Preference security dividend	—	—	—	—	—	—

Total Fixed Charges	$3,875	$10,320	$1,760	$1,386	$2,006	$1,853

Earnings
+ Pretax Income from Continuing Operations	$54,731	$133,082	$263,317	$154,170	$(275,786)	$(4,998,771)
+ Fixed Charges	3,875	10,320	1,760	1,386	2,006	1,853
+ Amortization of Capitalized Interest	—	—	—	—	—	—
+ Distributed Income of Equity Investee	2,196	—	—	—	—	—
+ Pretax losses of Equity Investee	—	—	—	—	—	—
- Interest Capitalized	—	—	—	—	—	—
- Preference Securities Dividend of Consolidated Subsidiaries	—	—	—	—	—	—
- Minority Interest in Pretax income of Subsidiaries	(487)	(2,618)	(4,702)	(2,875)	(474)	(415)

Total Earnings	$61,289	$146,020	$269,779	$158,431	$(273,306)	$(4,986,503)

Earnings to Fixed Charges Ratio	15.8	14.1	153.3	114.3	(136.2)	(2,691.0)